Testing the Waters Materials Related to Series #35MICKEY

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#35MICKEY

1935 MICKEY MOUSE WAX PACK

THIS INITIAL OFFERING IS COMING SOON!

MICKEY MOUSE
BUBBLE GUM

OFFERING AMOUNT: $6,500

OFFERING FOR THIS ASSET IS NOT YET SCHEDULED. CHECK BACK SOON

DETAILS GALLERY LEGAL SHARE

#35MICKEY | $6.5K

SIMILAR ASSET SALES TRADING ON RALLY

Prices are not adjusted for inflation

$6K
$5K
$4K
$3K
$2K
$1K
Aug '22

0%

COMPARABLE ASSET VALUE CHANGE SINCE 08/22/2021

1

TRANSACTIONS SINCE 08/22/2021

The interactive Comparable Asset Value Chart (the “Chart”) plots historical sales of assets comparable to the Underlying Asset, showing price values on the vertical axis against time on the horizontal axis.  The prices reflected on the Chart are not adjusted for inflation.  Users of the Platform can opt to display varying ranges of time on the Chart’s horizontal axis, from one month to one year or longer to the extent such data are available.  If multiple comparable asset sales occurred on a single day, the Chart provides an average for that day.  By hovering over the points on the Chart, users can view price and date of sale represented by each point. The table below sets forth the data points plotted in the Chart.

Comparable Asset	Date	Sale Price	Source/ Sale Venue
Gum Inc. Mickey Mouse Unopened Wax Pack PSA 8	8/22/2021	$5,702.40	Lelands

#35MICKEY | *Visuals*

Mickey Mouse has 97% name recognition in the United States, which is even higher than Santa Claus.

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DESCRIPTION OF SERIES 1935 MICKEY MOUSE WAX PACK

Investment Overview

•Upon completion of the Series #35MICKEY Offering, Series #35MICKEY will purchase a 1935 Gum, Inc. Mickey Mouse Wax Pack graded PSA 8 for Series #35MICKEY (The “Series 1935 Mickey Mouse Wax Pack” or the “Underlying Asset” with respect to Series #35MICKEY, as applicable), the specifications of which are set forth below.

•According to GTS Distribution “The history of the Bowman trading card brand dates back to the founding of Gum Inc. by Jacob Warren Bowman in 1927. From humble beginnings in its Philadelphia headquarters, in just 2 short years, the company’s Bloney brand became the #1 selling gum in the country. By 1937 the company owned 60% of the market share in the United States.”

•Mickey Mouse, the famous cartoon character, and mascot of The Walt Disney Company made his theatrical debut in the groundbreaking short, Steamboat Willie on November 18, 1928.  According to the Museum of Modern Art: “Disney’s Steamboat Willie is a landmark in the history of animation. The first film starring Mickey Mouse to be released with synchronized sound, it threw silent animation into obsolescence and launched an empire. Previously, there had been little to distinguish Disney’s cartoons from those of his competitors.”

•The Underlying Asset is a 1935 Gum, Inc. Mickey Mouse Wax Pack graded PSA 8.

Asset Description

Overview & Authentication

•Walter Elias Disney was born December 5, 1901 in Chicago, Illinois, U.S to a carpenter and a school teacher.

•After some unsuccessful Laugh-O-Gram series, Disney would start The Walt Disney Company with his brother Roy. Their rough short, Alice’s Wonderland, was picked up by noted film distributor, Margaret Winkler, known for distributing Felix the Cat. According to ThisDayInDisneyHistory.com: “Walt (now living in California) signed with M. J. Winkler on October 16, 1923 (this date became the formal beginning of The Walt Disney Company). Walt and his brother Roy enthusiastically immersed themselves into producing the first batch of Alice Comedies. The Disney Brothers Studio was set up in a garage on Kingswell Ave. in Hollywood, California. As they had no staff to help produce the first six shorts, Walt animated the films all by himself and Roy worked the camera for the live-action sequences. There were no rehearsals for the live-action filming and usually no more than a single take was shot as the Disneys didn't always have enough film to reshoot! The first, Alice's Day at Sea was released on March 1, 1924.”

•On September 5, 1927, Walt Disney’s first post-Alice film called Oswald the Lucky Rabbit debuted. The six-minute cartoon was one of 26 Oswald shorts made by Disney and fellow animator Ub Iwerks. The films were produced for Universal Studios, meaning that while Disney had created Oswald, he did not own the rights to the character. According to Collider.com “Even after he found out that many of his animators had been scooped up from underneath him, he worked to make a separate deal with Universal, going around Mintz. But Mintz had signed a new deal with the studio and Universal was ruthless. Walt wouldn’t own the character he had created for the studio. What’s more Universal suggested, as a way of salvaging things, for Mintz to take over the studio from Walt. It was the last straw. Walt vowed to never work for anyone again and to own everything he created.”

•While many consider Steamboat Willie to be the first Mickey Mouse cartoon, that honor actually goes to 1928’s Plane Crazy. According to ABC News 10: “Walt Disney's first Mickey Mouse film was called 'Plane Crazy.' It was a silent film shown to a test audience in 1928. But distributors weren't excited about it, so it wasn't released to the public. But after 'Steamboat Willie' became a huge hit, 'Plane Crazy' was finally released as the 4th Mickey Mouse film in 1929.”

•By 1930, Mickey’s popularity was soaring. By June of 1929 King Features Syndicate proposed a comic strip. According to D23.com: “Mickey becomes inspired to build an airplane in the first Mickey Mouse comic strip, first distributed Monday, January 13, 1930. The first comic strip arrived on January 13, 1930 and, incidentally, followed a similar storyline to the first Mickey cartoon produced—Plane Crazy (1928), which Ub had animated all by himself.”

•According to D23.com: “Enter the 1930s, when more than 100 Mickey shorts hit theaters, licensed Mickey products become the newest sensation in character merchandising, and upward of a million children gathered at local Mickey Mouse Clubs across the U.S. But just as important was Mickey’s first entry into families’ homes on a day-to-day basis via the Mickey Mouse comic strip, which made its debut 85 years ago today.”

•On October 30, 1929, Disney patented Mickey Mouse’s design, specifically for the use of a “toy or similar article.” According to D23.com: “As the popularity of Mickey Mouse began to soar in the early 1930s, Walt and Roy were confronted with the challenge of meeting the explosive demand for engaging consumer products, while sustaining the creative integrity and consistent quality of their character merchandise. The first merchandise contract was signed in February 1930, granting Geo. Borgfeldt & Co. the responsibility to manage the licensing of Disney product to manufacturers in the U.S. and abroad. One of the items that Walt and Roy were most focused on was the production of a Mickey Mouse stuffed doll.”

•According to PSA.com: “The 1935 Gum, Inc. Mickey Mouse set consists of 120 total cards. Produced by the Philadelphia-based company, the initially offering – R89 – features card fronts with brilliantly colorful and high-quality comic depictions of Mickey Mouse and his friends along with the card number; card backs feature Mickey Mouse jokes, trivia questions, and an advertisement for a Mickey Mouse album to hold the trading cards. Highlights of this 96-card set include Let's Make Hoop-ee! (#1), Bad Stew Mickey (#7), He's Sure a Handy Man Around the Mouse! (#21), Walt Disney (#92), and Uncle Toms Crabbin' (#96). Cards #21 and #92 are both a key part of the collection because each picture Walt Disney. The second set of 24 cards, titled “Mickey Mouse with the Movie Stars” (R90), boasts caricatures of Hollywood stars of the era. Mickey Mouse cards are considered to be among the most classic 1930s non-sport card set, and far more difficult to find than most baseball cards of the era.”

•The 5th Academy Awards were held on November 18, 1932 at The Ambassador Hotel in Los Angeles, CA. During the reception, Walt Disney received a special Academy Award for the creation of Mickey Mouse. During the same Academy Awards Disney would win the first official Academy Award ever presented for “Best Short Subject, Cartoon.”

•In 1934 Mickey makes his first appearance in the Macy’s Thanksgiving Day Parade. According to ChipAndCo.com: “Mickey was led in the parade by a team of 25 handlers who were festively dressed in Mickey/Minnie costumes. A smaller Pluto balloon, a 34-foot-tall Big Bad Wolf, a 31-foot-tall Little Pig, and a 12 ½-foot-tall Horace Horsecollar followed along in the 1934 procession.”

•On February 23,1935 Mickey appeared in his first color cartoon, The Band Concert.

•Mickey appears in his first feature film, Fantasia, as The Sorcerer’s Apprentice on November 13, 1940.

•On April 18, 1953 Mickey made his last traditional appearance in a short animated film in The Simple Things.

•Mickey Mouse stars in The Prince and the Pauper, released on November 16, 1990. The short appears before the Disney animated feature, The Rescuers Down Under.

•In 1981 Mickey makes his first video game appearance in Nintendo’s Mickey Mouse Game & Watch single-game console.

•In 1995, the controversial Mickey Mouse short entitled Runaway Brain ran before A Kid in King Arthur’s Court. According to Polygon.com: “Despite being nominated for an Oscar in 1996, playing out of competition at the Cannes Film Festival that May, and being, at the time, the first true Mickey Mouse theatrical short to play for theatrical audiences in more than 40 years has been all but erased from existence.”

•In 1982 Treat Hobby released 18 Mickey Mouse Cards in partnership with Disney.

•According to MovieInsider.com: “This groundbreaking short from Walt Disney Animation Studios is directed by Lauren MacMullan and produced by Dorothy McKim, Get A Horse! opens in front of Frozen on Nov. 27, 2013.”

•On March 4, 2020, the first Mickey Mouse themed ride to ever open at a Disney theme park, Mickey and Minnie’s Runaway Railway opens at Walt Disney World.

•Upper Deck released a 3 card per pack Mickey Mouse trading card set in September of 2020. According to UpperDeck.com: “Disney's Mickey Mouse brings the magical world of Disney onto e-Pack and commemorates some of Mickey and Friends' most memorable moments since their creation. Collect the amazing 180-card Base Set broken into 4-tiers of rarity along with a complete Acetate Parallel set.”

•The Underlying Asset has been reviewed and authenticated by Professional Sports Authenticator (PSA) and issued a grade of PSA NM-MT 8 with certification number 63605522.

Notable Features

•The Underlying Asset is a 1935 Gum, Inc. Mickey Mouse Wax Pack graded PSA 8 and issued a grade of PSA NM-MT 8.

Notable Defects

•The Underlying Asset’s condition is consistent with its authentication from PSA.

Details

Series 1935 Mickey Mouse Wax Pack
Memorabilia Type	Wax Pack
Manufacturer	Bowman (as Gum, Inc.)
Series	Mickey Mouse Bubble Gum
Year	1935
Number of Cards per Pack	1
Number of Cards in Set	96
Rarity	1 of 19 (with none higher)
Authentication	Professional Sports Authenticator (PSA)
Grade	NM-MT 8
Certification No.	63605522

Depreciation

The Company treats Memorabilia Assets as collectible and therefore will not depreciate or amortize the Series 1935 Mickey Mouse Wax Pack going forward.